MICROSOFT CORPORATION

One Microsoft Way

Redmond, Washington 98052-6399

May 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microsoft Corporation

Registration Statement on Form S-4 (File No. 333-278958)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Microsoft Corporation, a Washington corporation (the “Company”), respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4 filed by the Company be accelerated to 4:00 p.m. Eastern Time on May 6, 2024 or as soon thereafter as practicable.

Please contact William B. Brentani or Daniel N. Webb of Simpson Thacher & Bartlett LLP at (650) 251-5110 or (650) 251-5095, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours, MICROSOFT CORPORATION

By:	/s/ Keith R. Dolliver
Name: Keith R. Dolliver, Esq.
Title: Deputy General Counsel and Corporate Secretary

cc:	William B. Brentani, Simpson Thacher & Bartlett LLP
Daniel N. Webb, Simpson Thacher & Bartlett LLP